For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Update on Metallurgical Studies for River Valley PGM Project near Sudbury, Ontario

Vancouver, British Columbia, October 12, 2012 – Further to the announcement dated July 24, 2012 the assay results from the two metallurgical holes that were drilled in the Dana Area are illustrated in Table 1 below:

Table 1. Metallurgical Drill Hole Intersections

Hole	Zone	From (m)	To (m)	Interval (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	3E (g/t)	Cu%	Ni%	PdEq (g/t)*
DNZ2012- MET1	Dana North	2	300	298	1.397	0.449	0.086	1.932	0.125	0.024	2.929
including	Dana North	126	149	23	1.780	0.599	0.130	2.509	0.151	0.033	3.817
including	Dana North	156	300	144	1.894	0.595	0.109	2.598	0.156	0.028	3.867
DSZ2012- MET1	Dana South	1	300	299	0.874	0.292	0.052	1.218	0.076	0.016	1.856
including	Dana South	1	47	46	2.001	0.652	0.125	2.778	0.168	0.031	4.167
including	Dana South	149	239	90	1.295	0.399	0.061	1.755	0.096	0.018	2.576

*PdEq=((Au grade*$Au*0.03215)+(Pt grade*$Pt*0.03215)+(Pd grade*$Pd*0.03215)+(Ni grade*$Ni*22.046)+(Cu grade*$Cu*22.046)) /($Pd*0.03215)
where $Au US$1271/oz, $Pt = US$1885/oz, $Pd = US$896/oz/, $Ni = US$9.74/lb, $Cu = US$3.00/lb

Two diamond drill holes were drilled inside the River Valley deposit (Table 2); one at Dana North and the other 600 metres to the south at Dana South (Figure 1).  The holes were planned to validate the geological models and maximize amount of mineralized sample material for the metallurgical test-work study.  Dana North and Dana South were selected for drill sampling because they are the most accessible and best understood of the eight known PGM mineralized zones, and therefore the likely starting location of any potential mining operation at River Valley. The hole at Dana North was drilled for 300 metres obliquely down-dip where the zone shows a consistent orientation laterally. The Dana South hole was drilled vertically for 300 metres in deference to its relatively more irregular orientation laterally.

The two drill holes each intersected PGM mineralization throughout their entire length (Table 1).  Dana North hole DNZ2012-MET1 intersected 298 metres grading 1.9 g/t Pd+Pt+Au, 0.125% copper and 0.024% (i.e., 2.9 g/t PdEq) nickel from 2 metres down-hole.  This long intersection included: 23 metres grading 2.5 g/t Pd+Pt+Au, 0.151% copper and 0.033% nickel from 126 metres down hole (i.e., 3.8 g/t PdEq); and 144 metres grading 2.6 g/t Pd+Pt+Au, 0.156% copper and 0.028% nickel (i.e., 3.9 g/t PdEq) from 156 metres down hole.  The hole ended in PGM mineralization.

News Release, October 12, 2012	1

Dana South hole DSZ2012-MET1 intersected 299 metres grading 1.2 g/t Pd+Pt+Au, 0.076% copper and 0.016% nickel (i.e., 1.9 g/t PdEq) from 1 metre down hole (Table 2).  This intersection included: 1) 46 metres grading 2.8 g/t Pd+Pt+Au, 0.168% copper and 0.031% nickel (i.e., 4.2 g/t PdEq) from 1 metre down hole; and 2) 90 metres grading 1.8 g/t Pd+Pt+Au, 0.096% copper and 0.018% nickel (i.e., 2.6 g/t PdEq) from 149 metres down hole.  Lithologically the Dana South hole intersected more rock types than the Dana North hole, but it also ended in PGM mineralization.

Each hole provided approximately 700 kg of core material, allowing for: 1) extensive test work on a single composite sample from each zone plus an overall composite sample of the two zones; and 2) comprehensive assaying and QEMSCAN studies to follow the PGM during the test work.

The holes were drilled in July 2012 using a single drill rig operated by Major Drilling.  After logging, each of the drill cores was cut into equal halves with a diamond saw. Half of the core was sent to SGS Canada Inc.’s processing facilities at Lakefield, Ontario for the metallurgical testwork.  The remaining half was cut into equal halves, one of which was kept in storage for reference and the other half sampled at 1 metre intervals and shipped to SGS Canada Inc for sample preparation and assay.  In total, 567 samples from the two drill holes were assayed (plus 63 QAQC samples).

The metallurgical testwork samples were received by SGS Lakefield in early August.  A total weight of 713 kg was received for the Dana North hole and 710 kg for the Dana South hole.  Composite samples for each of the holes (Dana North and Dana South) and for both holes (Dana North plus Dana South) were prepared, for a total of three samples.  The prepared composite samples are stored in freezer storage.

Mr. Al Hayden, P.Eng. and Associate of NordPro Mine & Project Management Services (Thunder Bay) has been hired by PFN as its metallurgical consultant to supervise the study and review results. The test program is slated to be completed by the end of this year.

Bill Stone, President & COO of PFN commented: “Over the next 6 months we plan to advance the River Valley Project by continuing the metallurgical work required for Preliminary Economic Assessment level studies, while concurrently continuing exploration of our large and highly prospective landholdings around the deposit.  PFN considers River Valley to be a highly prospective property with excellent potential for the discovery of additional significant PGM and nickel-copper mineralization”.

PFN has 100% ownership of the River Valley PGM Project and is currently seeking a strategic joint venture partner for the Project.  Additional information on the River Valley Project, and all PFN’s properties, is available on the Company’s website (www.pfncapital.com).

Table 2. Collar Location, Orientation and Length of the 2012 Metallurgical Drill Holes

Hole ID	Zone	Easting (m)	Northing (m)	Elevation (m)	Azimuth (deg)	Inclination (deg)	Length (m)
DNZ2012-MET1	Dana North	555290	5172684	330	155	-58	300
DSZ2012-MET1	Dana South	555490	5172040	304	0	-90	300

Note: Easting and Northing coordinates NAD83 Zone 17N

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Index Map
Dana North Area
Dana South Area
DNZ2012-MET1
DNZ2012-MET2
Map Units
Waterbody
Rock Types
12, Sudbury Diabase
11, Nipissing Mafic Intrusive
10, Huronian Sediments
9, Huronian Volcanics
8, Ferrodiorite Breccia
7, Matachewan Diabase
6, Upper Leucogabbronorite
5B, Layered Gabbronorite
5A, Olivine Gabbronorite
4, Oxide-Gabbronorite
3, Marginal Leucogabbronorite
2, Breccia
1, Archean
0 0.05 0.1 0.2 0.3
Kilometers

Figure 1. Geological map showing the collar locations of the two diamond holes drilled at Dana North and at Dana South for sample material for the metallurgical testwork study by SGS Canada Inc.

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About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of the largest undeveloped primary PGM Projects in North America. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre.

The NI43-101 compliant mineral resources for the River Valley Project effective May 1, 2012 are as follows:

The distribution of the River Valley mineral resources is represented in Figure 2.

Notes to Mineral Resources in above table

1.	The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as “measured”, “indicated”, or “inferred” as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.

2.	For the River Valley project, a palladium equivalent (PdEq) cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2) +(Co grade*$Co*Factor3))/ ($Pd*Factor1)

$Au = US$1271 per oz. $Pt = US$1885 per oz. $Pd = US$896 per oz. $Ni = US$ 9.74 per lb. $Cu = US$3.00 per lb. $Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne) Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)

3.	The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used.

4.	Statistical and Variogram analyses were performed to determine the “nugget effect”.

5.	Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

6.	The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

7.	The NI43-101 compliant technical report was filed on SEDAR June 14, 2012

News Release, October 12, 2012	4

Figure 2. Distribution of the NI43-101 compliant mineral resources on the River Valley PGM Project.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Dr. William Stone, President & COO of PFN, a Qualified Person under the provisions of National Instrument 43-101.

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About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option-joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska.  The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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